SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(RULE 14D-101)
Solicitation/ Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 4)

VISTACARE, INC.
(Name of Subject Company)
VISTACARE, INC.
(Name of Persons Filing Statement)
CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
92839Y109
(CUSIP Number of Common Stock)
Stephen Lewis
Vice President, Secretary, and General Counsel
VistaCare, Inc.
4800 North Scottsdale Road, Suite 5000
Scottsdale, Arizona 85251
(480) 648-4545
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:
Frank Placenti, Esq.
Squire, Sanders & Dempsey, L.L.P.
40 North Central Avenue, Suite 2700
Phoenix, Arizona 85004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     The purpose of this Amendment No. 4 is to amend and supplement the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) initially filed by VistaCare, Inc., a Delaware corporation (the “Company”) on January 30, 2008, as amended by Amendment No. 1 filed on February 5, 2008, Amendment No. 2 filed on February 8, 2008, and Amendment No. 3 filed on February 8, 2008, relating to the tender offer commenced by Odyssey HealthCare, Inc., a Delaware corporation (“Odyssey”) through its wholly-owned subsidiary, Odyssey HealthCare Holding Company, a Delaware corporation (“Parent”) and OHC Investment, Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Parent, to purchase all of the Company’s outstanding shares of class A common stock, par value $0.01 per share (the “Shares”) at a price of $8.60 per Share, net to the seller thereof in cash, without interest thereon, less any applicable withholding tax, upon the terms and subject to the conditions of the Merger Agreement as described in the Offer to Purchase and in the related Letter of Transmittal, which were filed as Exhibits in the Schedule TO filed by Odyssey with the SEC on January 30, 2008. Capitalized terms used but not otherwise defined shall have the meaning ascribed to them in the Schedule 14D-9.
     Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged.
ITEM 8. ADDITIONAL INFORMATION.
     Item 8 is hereby amended and supplemented as follows:
     At 12:00 midnight, New York City time, on February 27, 2008, the Offer expired. Based upon a preliminary count, the depositary for the Offer has advised that there were tendered and not withdrawn 14,212,491 Shares as of the expiration of the Offer (including approximately 609,813 Shares delivered through notices of guaranteed delivery) (the “Tendered Shares”). The Tendered Shares represent approximately 84% of the total outstanding Shares. Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn in accordance with the terms of the Offer.
     On February 28, 2008, Purchaser commenced a subsequent offering period for all remaining untendered Shares that will expire at 5:00 p.m., New York City time on March 4, 2008, unless extended. During this subsequent offering period, Company stockholders who did not previously tender their Shares into the offer may do so and will promptly receive the same $8.60 per Share cash consideration paid during the initial offering period. No withdrawal rights will apply to any Shares tendered during the subsequent offering period.
ITEM 9. EXHIBITS
     Item 9 is hereby amended and supplemented by adding the following exhibit thereto:

EXHIBIT

(a)(10)	Press Release of Odyssey HealthCare, Inc., dated February 28, 2008, announcing expiration of the initial tender offer period and commencement of a subsequent offering period.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VISTACARE, INC.
By:	/s/ Richard R. Slager
	Name:	Richard R. Slager
	Title:	Chief Executive Officer